Form 10KSB, Exhibit 13
period 1996-12-31
FIRST COMMERCE BANKS OF FLORIDA INC
filed 1997-03-31
CIK 944991

                                                                   EXHIBIT 13.1


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of First Commerce Banks of Florida, Inc.

         We have audited the accompanying consolidated statements of condition of First Commerce Banks of Florida, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Holding Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits, the consolidated finan\cial statements referred to above present fairly, in all material respects, the financial position of First Commerce Banks of Florida, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Winter Haven, Florida
February 14, 1997

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CONDITION

                (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


                                                         December 31,
                        ASSETS                    1996                   1995
                        ------                ------------           ------------
Cash and due from banks (Note 4)              $      5,763           $      4,807
Federal funds sold                                   7,688                  5,562
                                              ------------           ------------
  Total cash and cash equivalents                   13,451                 10,369
Investment securities (Note 5):
  Available for sale                                20,157                 24,584
  Held to maturity                                   1,547                  3,559
Loans receivable, net of allowance
  for credit losses (Notes 6 and 7)                 66,387                 70,265
Accrued interest receivable                            871                  1,013
Property and equipment, less
  accumulated depreciation (Note 8)                  1,309                  1,304
Other real estate owned                                 79                    301
Cash surrender value of officers' life
  insurance ($1,695,000 face amount)                 1,126                  1,079
Deferred tax asset (Note 11)                           271                    165
Refundable income taxes                                213                    100
Other assets                                           558                    344
                                              ------------           ------------
TOTAL ASSETS                                  $    105,969           $    113,083
                                              ============           ============

     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits (Note 9)                           $     94,749           $    101,941
  Other liabilities                                    577                    592
                                              ------------           ------------
  Total liabilities                                 95,326                102,533
Minority interest                                       30                     29
Commitments and contingencies
  (Notes 14 and 19)
Stockholders' equity (Note 13):
  Preferred stock $.01 par - 3,000,000
    shares authorized and none outstanding               -                     -
  Common stock $.01 par - 10,000,000 shares
    authorized and 1,585,737 outstanding in
    1996 and 1995                                       16                     16
  Additional paid-in capital                         6,738                  6,738
  Retained earnings                                  3,892                  3,754
  Unrealized gain (loss) on securities
    available for sale, net of income
    taxes (benefit) of $(20) and $8                    (33)                    13
                                              ------------           ------------
  Total stockholders' equity                        10,613                 10,521
                                              ------------           ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $    105,969           $    113,083
                                              ============           ============


          See accompanying notes to consolidated financial statements.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                             Year ended December 31,
                                                        1996                      1995
                                                    ------------              ------------
INTEREST INCOME:
  Loans receivable                                  $      7,311             $      7,466
  Investment securities:
    Taxable                                                1,297                    1,682
    Exempt from federal income tax                            66                       67
  Federal funds sold                                         283                      600
                                                    ------------             ------------
                 Total interest income                     8,957                    9,815
INTEREST EXPENSE ON DEPOSITS                               3,541                    4,168
                                                    ------------             ------------
                 Net interest income                       5,416                    5,647
PROVISION FOR CREDIT LOSSES (Note 7)                         974                    1,191
                                                    ------------             ------------
                 Net interest income after
                   provision for credit losses             4,442                    4,456
OTHER INCOME:
  Service charges and fees                                   855                      917
  Gain (loss) from sales of investment
    securities, net                                            1                     (129)
  Gain on sale of subsidiary                                                          564
  Recognition of deferred gain on
    sale of building                                           -                      171
  Other                                                       67                       92
                                                    ------------             ------------
                 Total other income                          923                    1,615
OTHER EXPENSES:
  Compensation and benefits (Note 10)                      2,465                    2,148
  Occupancy and equipment                                    776                      765
  Professional fees                                          446                      428
  Data processing                                            339                      300
  Other real estate owned                                     77                      175
  Advertising and promotion                                   90                      163
  FDIC insurance premiums                                    123                      140
  Stationary and supplies                                    163                      121
  Postage and freight                                        115                      108
  Other                                                      617                      673
                                                    ------------             ------------
                 Total other expenses                      5,211                    5,021
                                                    ------------             ------------
                 Income before taxes on income
                   and minority interest                     154                    1,050
TAXES ON INCOME (Note 11)                                     15                      497
MINORITY INTEREST                                              1                       (6)
                                                    ------------             ------------
NET INCOME                                          $        138             $        559
                                                    ============             ============
NET INCOME PER SHARE OF COMMON STOCK                $        .08             $        .34
                                                    ============             ============
WEIGHTED AVERAGE NUMBER OF SHARES                      1,679,145                1,663,729
                                                    ============             ============


          See accompanying notes to consolidated financial statements.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


                                                                                             Unrealized
                                                                                             gain (loss)
                                                                                                  on
                                              Common stock         Additional                 securities        Total
                                        ----------------------      paid-in       Retained     available     stockholders'
                                           Shares         Cost      capital       earnings     for sale        equity
                                         -----------   ---------   ----------     --------    -----------    ------------
BALANCE, December 31, 1994                1,585,853    $      16   $    6,739     $  3,195    $     (634)    $       9,316

  Payment for fractional shares                (116)           -           (1)           -             -                (1)

  Change in unrealized gain on
    securities available for sale,
    net of income taxes of $361                   -            -            -            -           647               647

  Net income for 1995                             -            -            -          559             -               559
                                         ----------    ---------   ----------     --------    ----------     -------------

BALANCE, December 31, 1995                1,585,737           16        6,738        3,754            13            10,521

  Change in unrealized loss on
    securities available for sale,
    net of income tax benefit of $28              -            -            -            -           (46)              (46)

  Net income for 1996                             -            -            -          138             -               138
                                         ----------    ---------   ----------     --------    ----------     -------------

BALANCE, December 31, 1996                1,585,737    $      16   $    6,738     $  3,892    $      (33)    $      10,613
                                         ==========    =========   ==========     ========    ==========     =============


          See accompanying notes to consolidated financial statements.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                               Year ended December 31,
                                                           1996                      1995
                                                       ------------              ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                           $        138              $        559
  Adjustments to reconcile net income
    to net cash provided by (used for)
    operating activities:
      Minority interest in net income (loss)
        of consolidated subsidiaries                              1                        (6)
      Provision for credit losses                               974                     1,191
      Accretions (amortization) of unearned
        premiums (discounts) and loan fees                      174                      (181)
      Depreciation and amortization                             237                       171
      Deferred income taxes                                     (78)                     (174)
      Deferred gain recognized on
        sale of building                                          -                      (171)
      Loss on disposal of equipment                               -                         7
      Gain on sale of subsidiary                                  -                      (564)
      (Gain) loss on sales of investment
           securities                                            (1)                      129
      Loss on sale of other real estate owned                    43                        13
      Changes in assets and liabilities
        net of effects of sale of subsidiary:
        (Increase) decrease in:
          Accrued interest receivable                           142                      (211)
          Cash surrender value of officers'
            life insurance                                      (47)                      (38)
          Other assets                                         (184)                     (172)
        Decrease in:
          Other liabilities                                     (15)                   (1,363)
                                                       ------------             -------------

                 Net cash provided by (used for)
                   operating activities                       1,384                      (810)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease in loans receivable,
    net of effects of sale of subsidiary                      2,698                    (7,423)
  Purchases of investment securities
    held to maturity                                              -                       (95)
  Proceeds from maturities of investment
    securities held to maturity                               2,000                     1,110
  Purchases of investment securities
    available for sale                                       (5,509)                  (31,077)
  Proceeds from sales and maturities of
    investment securities available for sale                  9,568                    30,628

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)
                             (DOLLARS IN THOUSANDS)



                                                                      Year ended December 31,
                                                               1996                      1995
                                                           ------------              ------------
  Cash sold in sale of subsidiary,
    net of proceeds                                                   -                    (4,755)
  Proceeds from sale of other
    real estate owned                                               351                       273
  Purchases of property and equipment                              (218)                     (321)
                                                           ------------              ------------

                 Net cash provided by (used
                   for) investing activities                      8,890                   (11,660)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits, net
    of effects of sale of subsidiary                             (7,192)                    8,890
  Cash paid for fractional shares                                     -                        (1)
                                                           ------------              ------------

                 Net cash provided by (used
                   for) financing activities                     (7,192)                    8,889
                                                           ------------              ------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                3,082                    (3,581)

CASH AND CASH EQUIVALENTS, beginning of year                     10,369                    13,950
                                                           ------------              ------------

CASH AND CASH EQUIVALENTS, end of year                     $     13,451              $     10,369
                                                           ============              ============

SUPPLEMENTAL DISCLOSURES:
  Interest paid in cash                                    $      3,614              $      4,112
                                                           ============              ============

  Income taxes paid in cash                                $        328              $        877
                                                           ============              ============

NONCASH INVESTING ACTIVITIES:
  Transfers from loans to
    other real estate owned                                $        223              $        147
                                                           ============              ============

  Loans originated on sales
    of other real estate owned                             $         51              $          -
                                                           ============              ============


          See accompanying notes to consolidated financial statements.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   ==========================================


NOTE 1 -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                 BUSINESS ACTIVITIES - First Commerce Banks of Florida, Inc. (Holding Company) is a bank holding company for its majority owned subsidiary, First Commerce Bank of Polk County (Bank). The Bank provides financial services to individuals and corporate customers.

                 CONSOLIDATION - The consolidated financial statements include the accounts of the Holding Company and its majority owned subsidiary, Bank. The operations of First Sterling Bank of Osceola County (FSBO) are included in the consolidated financial statements for the period prior to May 1, 1995. The minority interest repre-sents a .30 percent ownership interest in the common stock of the Bank held by third parties. All material intercompany accounts and transactions are eliminated.

                 CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Holding Company defines cash and cash equivalents as cash and due from banks, which includes currency on hand, demand deposits with other financial institutions and federal funds sold.

                 USE OF ESTIMATES - The preparation of financial state-ments in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for credit losses. Such agencies may require the Bank to recognize changes to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is possible that the allowances for credit losses and foreclosed real estate may materially change in the future.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 INVESTMENT SECURITIES - The Bank follows Statement of Financial Accounting Standards No. 115 which requires investment securities that the Bank has the positive intent and ability to hold to maturity to be classified as held to maturity securities and reported at amortized cost. Investment securities that are held principally to sell in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income. Investment securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

                 Gains and losses on the sale of investment securities are computed on the basis of specific identification.

                 LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES - Loans are stated at the amount of unpaid principal, less an allowance for credit losses and net of deferred loan fees and unearned discounts. Interest on loans is recognized over the term of the loan and is calculated using the simple interest method on principal amounts outstanding. Unearned discounts on installment loans are recog-nized as income over the terms of the loans using the interest method. Loan origination and commitment fees and certain direct origination costs are deferred and amortized as a yield adjustment over the lives of the related loans using a method that approxi-mates the interest method.

                 The allowance for credit losses is established through a provision for credit losses charged to expense. The allowance is an amount which management believes may become uncollectible based on an evaluation of the loans in the portfolio and prior loss experience. This evaluation of the potential loss in the loan portfolio includes a review of all loans for which full collection may not be reasonably assured and considers the estimated value of the underlying collateral, loan portfolio composition, historical experience, general economic conditions and other appropriate matters. Loans are charged against the allowance for credit losses when management believes that collection of the principal is unlikely.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 LOAN IMPAIRMENT AND LOSSES - On January 1, 1995, the Holding Company and Bank adopted Statements of Financial Accounting Standards No. 114 and 118. These Statements address the accounting by creditors for impairment of certain loans. The Statements generally require the Holding Company and Bank to identify loans, for which the Holding Company and Bank probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Holding Company and Bank have implemented the Statements by modifying their quarterly review of the adequacy of the allowance for credit losses to also identify and value impaired loans in accordance with guidance in the Statements. As a result of the Holding Company and Banks' review, impaired loans totaled $1,911,000 and $1,182,000 and the allowance for credit losses related to these loans totaled $548,000 and $156,000 as of December 31, 1996 and 1995, respectively. The average balance of impaired loans amounted to approximately $1,547,000 during 1996 and $794,000 during 1995. Cash receipts recorded as interest income on impaired loans was $51,000 in 1996. There were no cash receipts on impaired loans in 1995. The adoption of the Statements did not have a material effect on the results of operations for the year ended December 31, 1995.

                 Impairments in accordance with the Statement are recognized by establishing an allowance for credit losses and a corresponding charge to expenses. Subsequent changes in impairment are recognized in the same manner in the period of change.

                 The Holding Company and Banks' policy is to discontinue accruing interest on a loan after it has become 90 days delinquent as to payment of principal or interest unless, in the determination of management, the loan is well secured and in process of collec-tion. If the ultimate collectibility of principal, either in whole or in part, is in doubt, any payment received on a loan for which the accrual of interest has been discontinued is applied to reduce principal to the extent necessary to eliminate such doubt. If the ultimate collectibility of principal is not in doubt, interest is credited to income in the period of recovery. Nonaccrual loans are considered impaired loans, except for those nonaccrual loans the Holding Company and Bank have sufficient collateral to collect all principal and interest as specified in the original loan agreement.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 OTHER REAL ESTATE OWNED - Other real estate acquired in settlement of loans is carried at the lower of the fair value of the property less the estimated costs to sell or the Bank's basis in the loan. At the date of acquisition, losses are charged to the allowance for credit losses. Costs incurred to bring the property up to the condition for which it is intended are capitalized up to the property's fair value, while holding costs, legal fees and other direct costs are expensed. Real property, held by the Bank and not used for banking purposes, is recorded with other real estate at cost.

                 PROPERTY, EQUIPMENT AND DEPRECIATION - Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

                 NET INCOME PER SHARE OF COMMON STOCK - Net income per share of the Holding Company's common stock is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding,
including common stock equivalents using the treasury stock method.   Warrants
and stock options issued to officers and directors are common stock equivalents. Fully-diluted and primary earnings per share are not materially different. Information necessary to calculate net income per share of common stock follows:

                                                            1996                        1995
                                                        ------------                ------------
                 Average common shares
                   outstanding                             1,585,737                   1,585,853

                 Common shares assumed out-
                   standing to reflect the
                   dilutive effect of war-
                   rants to purchase common
                   stock at book value                        53,884                     48,186

                 Common shares assumed out-
                   standing to reflect the
                   dilutive effect of stock
                   options to purchase com-
                   mon stock at book value                    39,524                     29,690
                                                        ------------               ------------

                 Weighted average shares                   1,679,145                   1,663,729
                                                        ============                ============

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 STOCK OPTION AND WARRANT PLANS - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", encourages the Holding Company and Bank to account for employee stock option plans entered into after December 15, 1995 under a fair value based method of accounting, which requires compensation costs to be measured at the grant date of options and recorded over the grantee's service period. Also, the standard provides for these plans to be accounted for under an intrinsic value method, which compensation costs are the excess, if any, of the quoted market price of stock at grant date or other measurement date over the amount the employee must pay to acquire the stock. The standard also requires the Holding Company and Bank to disclose the difference in compensation costs between the two methods if the intrinsic value method is used. The Holding Company and Bank have accounted for previous plans under the intrinsic value method and will continue to do so on future plans; however, no new plans were entered into in 1996. There were no options granted in 1996 and options granted in 1995 approximated fair value; therefore, there were no significant differences in compensation costs between the two methods to disclose.

                 TAXES ON INCOME - Accounting policies with respect to taxes on income are described in Note 11.


NOTE 2 -         BUSINESS COMBINATIONS

                 On August 31, 1995, First Sterling Bancshares, Inc. (FSB) merged (the Merger) with Commerce Bank Corporation (Commerce). In the Merger, all the outstanding shares of Commerce were exchanged for 746,704 shares of FSB common stock and $1,000 of cash in lieu of fractional shares. In addition, the name of FSB was changed to First Commerce Banks of Florida, Inc. At the same time, their subsidiaries, First Sterling Bank and Commerce Bank of Central Florida, merged together to become First Commerce Bank of Polk County.

                 The Merger with Commerce has been accounted for as a pooling of interests and all amounts prior to the Merger have been restated to include the results of operations, financial position and cash flows of FSB and Commerce. Interest and other income and net earnings for the individual entities during the periods preceding the Merger were as follows (in thousands):

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                                                                   Six
                                                               months ended
                                                                 June 30,
                                                                   1995
                                                               -------------
                                                                (unaudited)

                 Interest and other income:
                   FSB                                        $       3,501
                   Commerce                                           2,536
                                                              -------------
                 Combined                                     $       6,037
                                                              =============
                 Net earnings:
                   FSB                                        $         596
                   Commerce                                             174
                                                              -------------
                 Combined                                     $          770
                                                              ==============


NOTE 3 -         SALE OF SUBSIDIARY

                 On May 1, 1995, the Holding Company sold its stock in FSBO to an unaffiliated third party for approximately $1,845,000. The agreement provided that the Holding Company purchase any other real estate owned at book value from FSBO at the date of the sale and the Bank purchase the existing loan portfolio (including any allowance for credit losses) from FSBO over the one-year period following the sale at book value. At December 31, 1996, the Bank has no remaining commitment to purchase loans from FSBO.

NOTE 4 -         CASH AND DUE FROM BANKS

                 The Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or non-interest-bearing deposits at a Federal Reserve Bank. The Bank exceeded this requirement, which was $678,000 and $552,000, at December 31, 1996 and 1995, respectively.

                 The Holding Company's cash and due from banks includes $4,699,000 and $3,696,000 maintained at other banks as of December 31, 1996 and 1995, respectively. Funds at each bank are federally insured up to $100,000. The balance of cash not remaining at other banks consists of cash on hand and on deposit with the Federal Reserve.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


NOTE 5 -         INVESTMENT SECURITIES

                 The amortized cost and fair market values of investment securities are summarized as follows (in thousands):


                                                               Gross         Gross
                                             Amortized       unrealized    unrealized        Fair
                                                cost           gains         losses          value
                                           -------------    ------------  ------------   ------------
       Securities available for sale:
         December 31, 1996:
           U.S. Treasury securities        $       2,004    $          4  $          -  $      2,008
           U.S. Government agency
             obligations                           4,489               1            15         4,475
           Mortgage-backed securities:
             FHLMC obligations                    12,116              67            17        12,166
             FNMA obligations                        600               9             -           609
           Collateralized mortgage
             obligations:
             FNMA obligations                      1,000               -           101            899
                                           -------------    ------------  ------------   ------------
                                           $      20,209    $         81  $        133   $     20,157
                                           =============    ============  ============   ============

         December 31, 1995:
           U.S. Treasury securities        $       2,000    $          -  $          -  $      2,000
           U.S. Government agency
             obligations                             997               4             -         1,001
           Mortgage-backed securities:
             FHLMC obligations                    19,370              60             -        19,430
             FNMA obligations                      1,172               5             -         1,177
           Collateralized mortgage
             obligations:
             FHLMC obligations                        24               -             -             24
             FNMA obligations                      1,000               -            48            952
                                           -------------    ------------  ------------   ------------
                                           $      24,563    $         69  $         48   $     24,584
                                           =============    ============  ============   ============

       Securities held to maturity:
         December 31, 1996:
           U.S. Government agency
             obligations                   $         500     $         -  $          3   $        497
           State, county and municipal
             securities                            1,047              47             3          1,091
                                           -------------    ------------  ------------   ------------
                                           $       1,547    $         47  $          6  $      1,588
                                           =============    ============  ============  ============

         December 31, 1995:
           U.S. Treasury securities        $       2,000    $          -  $          7  $      1,993
           U.S. Government agency
             obligations                             500               -             1           499
           State, county and municipal
             securities                            1,059               9             -          1,068
                                           -------------    ------------  ------------   ------------
                                           $       3,559    $          9  $          8  $      3,560
                                           =============    ============  ============  ============

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 Mortgage-backed securities and collateralized mortgage obligations included in investment securities are summarized as follows (in thousands):

                                            Principal  Unamortized   Unearned     Carrying     Fair
                                             balance    premiums     discounts      value      value
                                            ---------  -----------   ---------    --------   ---------
        Securities available for sale:
          December 31, 1996:
            Mortgage-backed
              securities:
              FHLMC obligations             $  11,845  $       275   $       4    $ 12,116   $  12,166
              FNMA obligations                    589           11           -         600        609
            Collateralized mortgage
              obligations:
              FNMA obligations                  1,000            -           -       1,000        899
                                            ---------  -----------   ---------    --------  ---------

                                            $  13,434  $       286   $       4    $ 13,716   $  13,674
                                            =========  ===========   =========    ========   =========
          December 31, 1995:
            Mortgage-backed
              securities:
              FHLMC obligations             $  18,838  $       538   $       6    $ 19,370   $  19,430
              FNMA obligations                  1,139           33           -       1,172      1,177
            Collateralized mortgage
              obligations:
              FHLMC obligations                    24            -           -          24          24
              FNMA obligations                  1,000            -           -       1,000        952
                                            ---------  -----------   ---------    --------  ---------

                                            $  21,001  $       571   $       6    $ 21,566   $  21,583
                                            =========  ===========   =========    ========   =========


                 Investment securities with amortized costs of $2,500,000 and $2,998,000, and market values of $2,400,000 and $2,992,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits.

                 As allowed by "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" issued by the Financial Accounting Standards Board, the Bank reevaluated the classification of its investment securities and on December 12, 1995, reclassified securities with an amortized cost of $2,140,000 and a fair value of $2,137,000 from securities held to maturity to securities available for sale.

                 Proceeds from sales of investment securities available for sale totaled $9,568,000 in 1996, resulting in $1,000 in gross realized gains, and $28,481,000 in 1995, resulting in $16,000 in gross realized gains and $141,000 in gross realized losses.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 The amortized cost and fair value of investment secur-ities at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.




                                                                                    Securities held to
                                              Securities available for sale               maturity
                                             ------------------------------    -------------------------------
                                                 Amortized        Fair          Amortized           Fair
                                                   cost           value            cost             value
                                             --------------- --------------   --------------   ---------------


                 Within one year              $       4,004  $        4,009   $
                 One to five years                                                         -   $             -
                 Five to ten years                    2,489           2,474              500               497
                 Over ten years                           -               -              300               299

                                                          -               -              747               792
                                              -------------  --------------   --------------   ---------------

                                                      6,493           6,483            1,547             1,588

                 Mortgage-backed
                   securities
                                                     13,716          13,674                 -                -
                                              -------------  --------------   ---------------  ---------------

                                              $      20,209  $       20,157   $        1,547   $         1,588
                                              =============  ==============   ==============   ===============





NOTE 6 -         LOANS TO OFFICERS AND DIRECTORS

                 Certain of the Holding Company's directors and officers are customers and have loans with the Bank. The loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers. Activity in loans to directors and officers is as follows (in thousands):

                                                        1996                        1995
                                                    ------------                ------------
                 Balance, at beginning
                   of year                          $      4,043               $      3,698
                 Loans originated                            276                      1,401
                 Principal repayments                       (987)                    (1,056 )
                                                    ------------               ------------

                 Balance, at end of year            $      3,332               $      4,043
                                                    ============               ============

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


NOTE 7 -         LOANS RECEIVABLE

                 Loans receivable are at fixed and variable interest rates and consist of (in thousands):

                                                           1996                        1995
                                                       ------------                ------------
                 Commercial                            $     13,712                $     19,888
                 Commercial Real Estate                      31,891                      28,796
                 Residential Mortgage                        15,471                      14,788
                 Consumer and other                           6,977                       8,212
                                                       ------------                ------------
                 Total loans receivable                      68,051                      71,684
                 Less:
                   Unearned interest and fees                  (211)                       (224)
                   Allowance for credit losses               (1,453)                     (1,195)
                                                       ------------                ------------
                                                       $     66,387                $     70,265
                                                       ============                ============

                 Loans, commitments and standby letters of credit have been granted to customers primarily in the Central Florida area. Commitments to extend credit relate primarily to real estate loans. Standby letters of credit were granted primarily to commercial borrowers.

                 Subsequent to the sale of FSBO by the Holding Company in 1995, the Bank purchased $4,520,000 and $1,383,000 in loans from FSBO in 1995 and 1996, respectively. The loans were purchased for the unpaid principal balance reduced by the related allowance for credit losses and discounts attributed to these loans, which were transferred to the Bank. Additionally, the Holding Company purchased $189,000 and $493,000 in loans from FSBO in 1995 and 1996, respectively. Due to regulatory rules, the Bank could not acquire any nonaccrual loans so the Holding Company purchased them.

                 A summary of changes in the allowance for credit losses is as follows (in thousands):


                                                           1996                        1995
                                                       ------------                ------------
                 Balance at beginning of year
                 Allowance related to loans            $      1,195                $        830
                   purchased from FSBO
                 Provision charged to expense                    25                          35
                 Loans charged off, net of                      974                       1,191
                   recoveries
                 FSBO's allowance sold in 1995                 (741)                       (742)
                                                                  -                        (119)
                                                       ------------                ------------
                 Balance at end of year
                                                       $      1,453                $      1,195
                                                       ============                ============


                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 Nonaccrual loans totaled approximately $2,646,000 and $1,607,000 at December 31, 1996 and 1995, respectively. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized are summarized below (in thousands):

                                                                Year ended December 31,
                                                           1996                        1995
                                                       ------------                ------------
                 Interest income that would
                   have been recorded                  $        309                $        144
                 Interest income recognized                    (126)                        (28)
                                                       ------------                ------------

                 Interest income foregone              $        183                $        116
                                                       ============                ============


NOTE 8 -         PROPERTY AND EQUIPMENT

                 Major classes of property and equipment consist of (in thousands):

                                                           1996                        1995
                                                       ------------                ------------
                 Land                                  $        223                $        223
                 Buildings and improvements                     672                         664
                 Furniture and equipment                      1,730                       1,527
                 Leasehold improvements                          64                          59
                 Construction in progress                        15                          14
                                                       ------------                ------------
                 Totals                                       2,704                       2,487
                 Less accumulated depreciation                1,395                       1,183
                                                       ------------                ------------
                 Net property and equipment            $      1,309                $      1,304
                                                       ============                ============


NOTE 9 -         DEPOSITS

                 Deposits consist of (in thousands):

                                                           1996                        1995
                                                       ------------                ------------
                 Non-interest bearing:
                   Demand deposits                     $     18,773                $     17,056
                 Interest bearing:
                 Certificates of deposit:
                     Less than $100,000                      42,771                      48,864
                     $100,000 or more                         5,957                       8,543
                   NOW                                       13,722                     1 5,045
                   Savings                                    8,390                       7,735
                   Money market                               5,136                       4,698
                                                       ------------                ------------
                                                       $     94,749                $    101,941
                                                       ============                ============

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 The maturities of certificates of deposit are summarized as follows (in thousands):

                 Year ending December 31,
                              1997                                 $     31,261
                              1998                                        8,836
                              1999                                        3,245
                              2000                                        3,172
                              2001                                        2,214
                                                                   ------------
                              Total                                $     48,728
                                                                   ============


                 Interest expense on deposits is summarized as follows (in thousands):

                                                           1996                        1995
                                                       ------------                ------------
                 Certificates of deposit               $      2,863               $      3,448
                 NOW                                            325                        329
                 Savings                                        185                        200
                 Money market                                   168                        191
                                                       ------------               ------------
                                                       $      3,541               $      4,168
                                                       ============               ============


                 The Bank held deposits of approximately $1,060,000 and $1,221,000 for officers and directors at December 31, 1996 and 1995, respectively.


NOTE 10 -        PROFIT SHARING PLAN

                 Prior to the FSB/Commerce Merger, FSB and Commerce maintained separate employee benefit plans. Under the 401(k) component of the FSB plan, participants were able to contribute up to 15 percent, but not less than 1 percent, of their annual compensation. FSB was required to match the participant's contribution up to the lower of 50% of the participant's contributions or 6% of participant's compensation. Commerce had a noncontributory profit sharing plan which covered all eligible employees. Employer contributions to the Commerce plan were voluntary and at the discretion of the Board of Directors. The Holding Company merged the Commerce Plan into the FSB Plan of Florida, Inc., Employee 401(k) Plan and Trust. Employer contributions under all plans charged to operations were $30,394 in 1996 and $39,685 in 1995.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


NOTE 11 -        TAXES ON INCOME

                 Taxes on income in the accompanying consolidated statements of income are made up of the following components (in thousands):

                                                           1996                        1995
                                                       ------------                ------------
                 Currently payable:
                   Federal                             $         90                $        611
                   State                                          3                          60
                                                       ------------                ------------
                                                                 93                         671
                 Deferred:
                   Federal                                      (67)                       (148)
                   State                                        (11)                        (26)
                                                       ------------                ------------
                                                                (78)                       (174)
                                                       ------------                ------------
                 Total taxes on income                 $         15                $        497
                                                       ============                ============


                 Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Holding Company's assets and liabilities.

                 The components of the net deferred tax asset recognized in the accompanying consolidated statements of condition are (in thousands):

                                                           1996                        1995
                                                       ------------                ------------
                 Deferred tax asset:
                   Allowance for credit losses         $        394                $        330
                   Unrealized loss on securities
                     available for sale                          20                           -
                   Other                                         80                          51
                                                       ------------                ------------
                                                                494                         381
                 Deferred tax liability:
                   Property and equipment                      (175)                       (178)
                   Cash surrender value of
                     officers' life insurance                   (48)                        (30)
                   Unrealized gain on securities
                     available for sale                           -                          (8)
                                                       ------------                ------------
                                                               (223)                       (216)
                                                       ------------                ------------
                 Net deferred tax asset                $        271                $        165
                                                       ============                ============

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 The reconciliation of income tax attributable to opera-tions computed at the federal statutory rates to taxes on income is as follows (in thousands):

                                                           1996                        1995
                                                       ------------                ------------
                 Tax at federal statutory rate         $         41                $        357
                 State income taxes, net of
                   federal tax benefit                            4                          38
                 Nondeductible merger expenses                   38                          72
                 Other                                          (68)                         30
                                                       ------------                ------------

                                                       $         15                $        497
                                                       ============                ============


NOTE 12 -        SHORT TERM BORROWINGS

                 The Bank has lines of credit agreements with several financial institutions for a total of $6,000,000 to purchase short term federal funds. No amounts were outstanding at December 31, 1996 and 1995.


NOTE 13 -        STOCK WARRANTS AND STOCK OPTION PLANS

                 The Holding Company has outstanding stock warrants to purchase 140,731 shares of common stock. The warrants are exercisable at $4.11 per share and expire in May 1999.

                 In May 1992, the Board of Directors approved a stock option plan for officers which provides for the granting of 150,000 stock options to officers of the Holding Company or the Bank. The stock options are exercisable over a period of ten years from the date the plan was adopted at a price of $5.06 per share for 76,000 shares and $6.63 per share for 18,891 shares. Information with respect to stock options under the plan follows:

                                                           1996                        1995
                                                       ------------                ------------
                 Options outstanding,
                   beginning of year                         94,891                     76,000
                 Options granted at
                   $6.63 per share                                -                     18,891
                                                       ------------               ------------
                 Options outstanding,
                   end of year                               94,891                     94,891
                                                       ============               ============

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                                                           1996                        1995
                                                       ------------                ------------
                 Options available for
                   granting, beginning
                   of year                                        -                      74,000
                 Options granted at
                   $6.63 per share                                -                     (18,891)
                 Options terminated                               -                     (55,109)
                                                       ------------                ------------
                 Options available for
                   granting, end of year                          -                           -
                                                       ============                ============


                 In August 1992, the Board of Directors approved a stock option plan for directors which provides for the granting of 95,000 stock options to directors of the Holding Company or the Bank. The stock options are exercisable over a period of ten years from the date the plan was adopted at a price of $5.11 per share. Information with respect to stock options under the plan follows:

                                                           1996                        1995
                                                       ------------                ------------
                 Options outstanding                         91,008                      91,008
                                                       ------------                ------------

                 Options available                            3,992                       3,992
                                                       ============                ============


                 In October 1995, the Board of Directors approved a stock option plan for employees which provides for the granting of 55,109 stock options to employees of the Holding Company or the Bank. The stock options are exercisable over a period of ten years from the date the options were granted at a price equal to the fair market value of the common stock at the date of grant. Information with respect to stock options under the plan follows:

                                                           1996                        1995
                                                       ------------                ------------
                 Options outstanding,
                   beginning of year                         20,000                           -
                 Options granted at
                   $7.00 per share                            9,000                      20,000
                 Options terminated                         (29,000)                          -
                                                       ------------                ------------
                 Options outstanding,
                   end of year                                    -                      20,000
                                                       ------------                ------------
                 Options available for
                   granting, end of year                     55,109                      35,109
                                                       ============                ============


                 No amounts were charged to expense under any plan in 1996 or 1995.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


NOTE 14 -        COMMITMENTS AND CONTINGENCIES

                 The Bank leases premises in Winter Haven, Florida from an entity controlled by certain directors of the Holding Company under a noncancelable lease that expires December 1999. The agreement contains an option renewal for one additional five-year period. The agreement requires monthly rental payments as well as a pro-rata share of the maintenance, property taxes, and insurance on the premises. The following is a schedule by years of future minimum rental payments required by the lease:

                 Year ending December 31,
                        1997                      $    226,161
                        1998                           237,469
                        1999                           249,343
                                                  ------------

                        Total                     $    712,973
                                                  ============


                 The lease agreement contains a purchase option for the Bank to purchase the premises. The purchase price for the premises will be the fair value on the date of the exercise of the option as determined by an MAI appraisal.

                 Rental expense under all operating leases charged to operations was $259,000 and $230,000 for the years ending December 31, 1996 and 1995, respectively.

                 The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit and total $10,365,000 at December 31, 1996.

                 Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance by the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recognized on the consolidated statements of condition. Because these instruments have fixed maturity dates, and because many of them expire without

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


being drawn upon, they do not generally present any significant liquidity risk to the Bank. The Bank has not been required to perform on any financial guarantees during the past two years and did not incur any losses on its commitments in either 1996 or 1995.

                 The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Holding Company's financial position.

                 The Bank has salary continuation agreements with two officers which provide for payments to the officers or their beneficiaries of $27,900 and $97,600 annually for fifteen years. The Bank is accruing the estimated amount of future payments to be made under these agreements over the period of the officers' active employment. The payments begin at the earlier of an officer's retirement or death.

                 The Bank has entered into an agreement dated September 1, 1996 with a former officer. The agreement provides for the Bank to pay the former officer $108,000, at his discretion, in either a lump sum on September 1, 1997 or in seven equal annual install-ments. As of December 31, 1996, the Bank has accrued an amount equal to the future payments.

                 The Bank has entered into an employment agreement with an officer which expires August 1997. The agreement provides for annual salaries, benefits and covenants not to compete. The agreement is renewable for a one-year term after the original term of two years.


NOTE 15 -        HOLDING COMPANY FINANCIAL INFORMATION

                 Summary financial information for the Holding Company only as of December 31, 1996 and 1995 and for the years then ended is as follows (in thousands):

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================

                            STATEMENTS OF CONDITION

                         ASSETS                                            1996                        1995
                         ------                                        ------------               ------------
Cash                                                                   $        887               $      1,983
Investment in subsidiary                                                      9,365                      8,423
Land                                                                              -                          -
Other assets                                                                    361                        115
                                                                       ------------                -----------

TOTAL ASSETS                                                           $     10,613                $    10,521
                                                                       ============                ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------

Liabilities                                                            $          -               $          -
Stockholders' equity                                                         10,613                     10,521
                                                                       ------------               ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $     10,613                $    10,521
                                                                       ============                ===========


                              STATEMENTS OF INCOME

                                                           Year ended December 31,
                                                   1996                        1995
                                               ------------                ------------
Revenues                                       $        108                $        811
Expenses                                                208                         732
                                               ------------                ------------
Income (loss) before equity
  in earnings of subsidiaries                          (100)                         79
Equity in earnings of subsidiaries                      238                         480
                                               ------------                ------------
Net income                                     $        138                $        559
                                               ============                ============

                            STATEMENTS OF CASH

                                                        Year ended December 31,
                                                   1996                        1995
                                               ------------                ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                   $        138                $        559
  Adjustments to reconcile net income to
     net cash used for operating activities:
      Equity in earnings of subsidiaries               (238)                       (480)
      Depreciation                                        2                           -
      Gain on sale of subsidiary                          -                        (564)
      Gain on sale of other real estate owned             -                          (2)
      Gain on sale of building                            -                        (171)
      Provision for credit losses                      (117)                        221
      (Increase) decrease in other assets               175                        (140)
                                               ------------                ------------
       Net cash used for
                   operating activities                 (40)                       (577)

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                                                                   Year ended December 31,
                                                           1996                        1995
                                                       ------------               ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of stock in subsidiary                              (750)                         -
  Proceeds from sale of subsidiary                                -                      1,844
  Purchase of loans                                            (493)                      (188)
  Net decrease in loans receivable                              196                          -
  Proceeds from sale of
    other real estate owned                                       -                        179
  Purchases of property and equipment                            (9)                         -
  Dividend from subsidiary                                        -                         80
                                                       ------------               ------------
       Net cash provided by (used
                   for) investing activities                 (1,056)                     1,915
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash paid for fractional shares                                 -                         (1)
                                                       ------------               ------------
                 Net cash used for
                   financing activities                           -                         (1)
                                                       ------------               ------------
NET INCREASE (DECREASE) IN CASH                              (1,096)                     1,337
CASH, beginning of year                                       1,983                        646
                                                       ------------               ------------
CASH, end of year                                      $        887               $      1,983
                                                       ============               ============



NOTE 16 -        FAIR VALUE OF FINANCIAL INSTRUMENTS

                 The following methods and assumptions were used to estimate the fair value of financial instruments:

                 CASH AND DUE FROM BANKS - The carrying amount is a reasonable estimate of fair value.

                 FEDERAL FUNDS AND INVESTMENT SECURITIES - For federal funds sold and other short-term investments, the carrying amount is a reasonable estimate of fair value. U.S. government and agency obligations, state, county and municipal securities and other investments are valued using quoted market prices.

                 LOANS RECEIVABLE - For demand loans, the carrying value is a reasonable estimate of fair value. Fair value of other loans is estimated by discounting estimated future cash flows using the current rates at which similar loans are being offered by the Bank.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


                 DEPOSIT ACCOUNTS - The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits with similar remaining maturities.

                 The fair value estimates were made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates were based on judgments regarding future expected loss experience, cur-rent economic conditions, risk characteristics of various financial instruments, and other factors. These estimates were subjective in nature and involved uncertainties and matters of significant judgment and therefore cannot be determined with precision.
Changes in assumptions could significantly affect the estimates.

                 The fair value estimates were based on existing on-balance sheet and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that were not considered financial instruments. Other significant assets that were not considered financial instruments included deferred tax assets, other assets, and property and equipment. The tax effects related to the realization of the unrealized gains and losses on investment securities can have a significant impact on fair value estimates and were not considered in the estimates.

                 The estimated fair values of the Holding Company's financial instruments are as follows (in thousands):


                                                            1996                               1995
                                                  -------------------------         --------------------------
                                                  Carrying       Estimated          Carrying        Estimated
                                                   amount        fair value         amount          fair value
                                                  --------       ----------         --------      ------------
                 Assets:
                   Cash and due
                     from banks                   $  5,763       $    5,763         $  4,807        $    4,807
                   Federal funds
                     sold                            7,688            7,688            5,562             5,562
                   Investment
                     securities                     21,704           21,745           28,143            28,144
                   Loans receivable,
                     net of
                     allowance                      66,387           66,742           70,265            70,793
                 Liabilities:
                   Deposits                         94,749           94,989          101,941           102,416

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)
                   ==========================================


NOTE 17 -        REGULATORY CAPITAL REQUIREMENTS

                 The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain manda-tory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                 Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

                 As of March 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                 The Bank's actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONCLUDED)
                   ==========================================

                                                                                      To Be Well
                                                                                   Capitalized Under
                                                               For Capital         Prompt Corrective
                                      Actual               Adequacy Purposes        Action Provisions
                              -------------------------  ---------------------   ---------------------
                                Amount          Ratio      Amount       Ratio      Amount      Ratio
                              ----------      ---------  ----------   --------   ----------   --------
As of December 31, 1996:

 TOTAL CAPITAL (TO RISK
  WEIGHTED ASSETS):

  Consolidated                  $12,037       14.94%     $6,445       8.00%      $ N/A
  First Commerce Bank
    of Polk County               10,784       13.43       6,425       8.00       8,031        10.00%

 TIER I CAPITAL (TO RISK
  WEIGHTED ASSETS):

  Consolidated                   10,584       13.14       3,223       4.00         N/A
  First Commerce Bank
    of Polk County                9,365       11.66       3,212       4.00       4,818         6.00

 TIER I CAPITAL (TO AVERAGE
  ASSETS):

  Consolidated                   10,584       10.51       4,028       4.00         N/A
  First Commerce Bank
    of Polk County                9,365        9.37       3,999       4.00       4,999         5.00



NOTE 18 -        FOURTH QUARTER ADJUSTMENT

                 In the fourth quarter of 1996, the Holding Company recorded adjustments which decreased its net income by approximately $305,000, net of income tax benefit of $101,000, as the result of amounts charged to the provision for credit losses.

NOTE 19 -        PENDING BUSINESS COMBINATION

                 On February 18, 1997, the Holding Company entered into a letter of intent with The Colonial BancGroup, Inc. (Colonial), a multi-bank holding company headquartered in Montgomery, Alabama. The letter of intent relates to the proposed acquisiton of First Commerce Banks of Florida, Inc. by Colonial and the conversion of First Commerce Banks of Florida, Inc.'s common stock into Colonial's common stock. The transaction is subject to a number of conditions, including prior approval by regulatory agencies and First Commerce Banks of Florida, Inc.'s shareholders.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                            SHAREHOLDER INFORMATION


CORPORATE OFFICES

The Corporate Offices of First Commerce Banks of Florida, Inc. are at:

                           141 East Central Avenue
                         Winter Haven, Florida  33880
                                (941) 299-6072
                              (941) 293-0733 FAX


SHAREHOLDER ASSISTANCE

Shareholder questions and assistance should be directed to J. Jeffrey Seale, Vice President, Secretary and Controller at the Corporate Offices.

A copy of the Corporation's Form 10-KSB (Annual Report) filed with the Securities and Exchange Commission may be obtained without charge upon written request.


TRANSFER AGENT

Shareholders requiring a change of name or address on the stock ledgers, a transfer of shares, records or information about lost certificates should contact the transfer agent as follows:


                     Chemical Mellon Shareholder Services
                        4 Station Square - Third Floor
                            Pittsburgh, PA  15219
                                (412) 236-8172


ANNUAL MEETING OF SHAREHOLDERS

First Commerce Banks of Florida, Inc.'s Annual Meeting will be on Monday, April 21, 1997 at 4:00 p.m. at the Corporate Offices.

                       FIRST COMMERCE BANK OF POLK COUNTY

                    FIVE CONVENIENT LOCATIONS TO SERVE YOU!


                      MAIN OFFICE - 141 E. Central Avenue
                          Winter Haven, Florida  33880
                                 (941) 299-6072
                              (941) 293-0733 (Fax)

                    AUBURNDALE OFFICE - 3660 Havendale Blvd.
                           Auburndale, Florida  33823

                 POLK CITY OFFICE - 212 N. Commonwealth Avenue
                           Polk City, Florida  33868


                                LAKELAND OFFICES
                              2215 S. Combee Road
                            Lakeland, Florida  33801

                           3900 South Florida Avenue

               [FIRST COMMERCE BANKS OF FLORIDA, INC. LETTERHEAD]



Robert W. Stickler, Jr.
Vice Chairman



February 28, 1997



Dear Shareholders:

For the last several years the strategic plan for our Company was to maximize shareholder value, while at the same time provide the best banking services in a friendly manner to our customers. Your Board of Directors along with Management has worked diligently toward that goal.

During 1996 your Company placed $974,000 in its loan loss reserve to insure stability of earnings in future years. This conservative yet prudent action did not come without an adverse effect on earnings. The financial results for 1996 reported net earnings of $138,000 after tax or $.08 per share. The strategic steps taken by Management in 1996, allowed the net interest margin, the foremost future earnings indicator, to expand to 5.24%. Our Company continues to have a strong capital position with total equity of $10.6 million. The Company's total assets at December 31, 1996 were $106 million divided between the branch locations of Winter Haven, Auburndale, Polk City and Lakeland.

With the goal of maximizing shareholder value, I am pleased to report that your Board of Directors on February 18, 1997, entered into a Letter of Intent with Colonial BancGroup. Colonial is a rapidly growing multi-bank holding company headquartered in Montgomery, Alabama with assets of $6 billion, including pending acquisitions, and 163 full service offices in Alabama, Florida, Georgia and Tennessee. It is traded on the New York Stock Exchange under the symbol CNB. In most newspapers the stock is listed as ColBgp. Colonial's philosophy of creating a Super-Community Bank is exciting. Customers will continue to enjoy the same local decision making, friendly atmosphere, but with expanded products and services. Stockholders will have liquidity in their stock ownership and employees will continue to be residents of our local communities. This transaction was structured to be in the best interests of our stockholders.

Our association with the Colonial group will allow for expansion of our locations throughout Polk County. As we look forward to 1997, our Company is better positioned than ever before to pursue growth, expanded earnings and a maximized return to you, the shareholder.

I want to take the opportunity to thank you for your continued support and encouragement as we embark on this profitable and exciting journey.

Sincerely,



/s/  Robert W. Stickler, Jr.
------------------------------------
Robert W. Stickler, Jr.
Vice Chairman, President & CEO

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                            RESULTS OF OPERATIONS

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                            SELECTED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------------------------
                                                 1996            1995           1994          1993           1992
                                                 ----            ----           ----          ----           ----
Interest income                             $    8,957      $    9,815     $    8,730     $    7,412     $    7,193
Interest expense                                 3,541           4,168          3,294          2,759          3,077
                                            ----------      ----------     ----------     ----------     ----------
Net interest income                              5,416           5,647          5,436          4,653          4,116
Provision for credit losses                        974           1,191            282            318            375
                                            ----------      ----------     ----------     ----------     ----------
Net interest income after provision
  for credit losses                              4,442           4,456          5,154          4,335          3,741
Non-interest income                                923           1,615          1,075          1,135          1,003
Non-interest expenses                            5,211           5,021          4,731          4,187          3,664
                                            ----------      ----------     ----------     ----------     ----------
Income before taxes on income and
  minority interest                                154           1,050          1,498          1,283          1,080
Taxes on income                                     15             497            554            446            401
Minority interest                                    1             (6)             31             20            --
                                            ----------      ----------     ----------     ----------     ----------
Net income before cumulative effect of
  change in accounting principle                   138             559            913            817            679
Cumulative effect of change in
  accounting principle                              --             --             --              74            --
                                            ----------      ----------     ----------     ----------     ----------
Net income                                  $      138      $      559     $      913     $      891     $      679
                                            ==========      ==========     ==========     ==========     ==========
Per  share data:
  Net income per share                      $      .08      $      .34     $      .57     $      .59     $      .47
  Cash dividends declared                           --             --              --             --             --
  Book value at end of period               $     6.69(a)   $     6.63           5.87           5.67           5.06
Common shares outstanding at
  end of period                              1,585,737       1,585,737      1,585,853      1,459,061      1,459,061
Weighted average common shares
  outstanding during period                  1,679,145       1,663,729      1,590,820      1,490,444      1,459,061
Total assets at end of period                 $105,969        $113,083       $119,521       $110,783        $92,239
Cash and cash equivalents                       13,451          10,369         13,950         16,005         12,694
Investment securities                           21,704          28,143         27,960         27,025         20,481
Loans receivable, net                           66,387          70,265         72,675         63,416         55,486
Deposits                                                        94,749        101,941        107,846        100,472
83,563
Stockholders' equity                            10,613          10,521          9,316          8,273          7,382
Allowance for credit losses as a percentage
  of period-end total loans                       2.14%           1.67%          1.12%          1.29%          1.19%
Allowance for credit losses as a percentage
  of non-performing loans                        54.91%          66.17%         98.46%         83.60%        148.89%
Total non-performing loans as a percentage
  of total loans                                  3.89%           2.52%          1.14%          1.55%           .80%
Total non-performing loans as a percentage
  of total assets                                 2.50%           1.60%           .71%           .90%           .49%
Total non-performing loans and real estate
  owned as a percentage of total assets           2.57%           1.86%          1.14%          1.37%          1.22%
----------------------

(a) Assuming conversion of all stock options and warrants, book value per share as of December 31, 1996 would have been $6.32.

                     FIRST COMMERCE BANKS OF FLORIDA, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PENDING BUSINESS COMBINATION

         On February 18, 1997, First Commerce Banks of Florida, Inc. ("FCB") entered into a letter of intent with The Colonial BancGroup, Inc. ("Colonial"), a multi-bank holding company headquartered in Montgomery, Alabama. The letter of intent relates to the proposed acquisition of FCB by Colonial and the conversion of FCB's common stock into Colonial's common stock. The transaction is subject to a number of conditions, including prior approval by regulatory agencies and FCB's shareholders.


FSB/OSCEOLA SALE AND FSB/CBC MERGER

         Sale of FSB/Osceola

         On May 1, 1995, FCB sold the 240,000 shares of common stock of First Sterling Bank of Osceola County ("FSB/Osceola") (which constituted 80% of the outstanding shares of FSB/Osceola stock) owned by FCB to certain unaffiliated individuals for $1.8 million in cash. See "--Sale of FSB/Osceola." Accordingly, FSB/Osceola's results of operations for the four months ended April 30, 1995 are included in FCB's 1995 consolidated financial statements and amounts presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         FSB/CBC Merger

         On August 31, 1995, Commerce Bank Corporation ("CBC") merged with and into First Sterling Bancshares, Inc. ("FSB") (the "FSB/CBC Merger") and FSB changed its name to First Commerce Banks of Florida, Inc. In the FSB/CBC Merger, the outstanding shares of CBC common stock were converted into an aggregate of 746,704 shares of FSB common stock, par value $.01 per share, and $1,000 of cash in lieu of fractional shares. Upon consummation of the FSB/CBC Merger, Commerce Bank of Central Florida (a subsidiary of CBC) merged with and into First Sterling Bank (a subsidiary of FSB), which changed its name to First Commerce Bank of Polk County ("First Commerce/Polk County"). FCB's principal asset is its ownership of 99.70% of the voting shares of First Commerce/Polk County. The FCB/CBC Merger has been accounted for as a pooling of interests and, accordingly, amounts presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations" have been combined to include financial information for both FSB and CBC.

GENERAL

         FCB's results of operations are primarily dependent upon the results of operations of First Commerce/Polk County. First Commerce/Polk County conducts commercial banking business consisting of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). First Commerce/Polk County's profitability depends primarily on net interest income, which is the excess of interest income generated from interest-earning assets (i.e., loans, investments and federal funds sold) over interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest- bearing liabilities, and the interest rate earned and paid on these balances. Net interest income is dependent upon First Commerce/Polk County's interest-rate spread which is the excess of average yield earned on its interest-earning assets over the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest- rate spread is impacted by interest rates and the amounts of deposits and loans.
Additionally, First Commerce/Polk County's profitability is affected by such factors as the level of non-interest income and expenses, the provision for credit losses, and the effective tax rate. Non-interest income consists primarily of service fees on deposit accounts and income from the sale of loans and investment securities. Non-interest expense consists primarily of compensation and employee benefits, occupancy and equipment expenses, professional fees, data processing costs, deposit insurance premiums paid to the FDIC, and other operating expenses.

         Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the financial condition of FCB at, and the results of operations of FCB for the years ended, December 31, 1996 and 1995. This discussion should be read in conjunction with the consolidated financial statements and related footnotes of FCB presented elsewhere herein.


LIQUIDITY

         FCB

         FCB is a legal business entity separate and distinct from First Commerce/Polk County. FCB's principal source of cash flow during 1996 was interest income on its portfolio of loans purchased from FSB/Osceola and cash on deposit ($887,000 as of December 31, 1996) with First Commerce/Polk County, which totaled $108,000 during the year ended December 31, 1996. Possible future sources of cash flow for FCB include dividends or management fees from First Commerce/Polk County. However, there are various statutory limitations on the ability of First Commerce/Polk County to pay dividends, extend credit, or otherwise supply funds to FCB. The

FDIC and the Florida Department also have the general authority to limit the dividends paid by insured banks and bank holding companies. FCB has not paid any cash dividends to its shareholders.

         During the year ended December 31, 1996, FCB's cash and cash equivalents increased $3.1 million, to $13.5 million as of December 31, 1996 from $10.4 million as of December 31, 1995. During 1996, investing activities provided $8.9 million of cash, and financing activities used $7.2 million of cash. FCB's total assets decreased $7.1 million to $106 million at December 31, 1996 from $113.1 million at December 31, 1995.

         First Commerce/Polk County

         Liquidity management involves the ability to meet the cash flow requirements of customers who may be depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, First Commerce/Polk County's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity of investment securities held-to-maturity. In addition to cash and due from banks, First Commerce/Polk County considers all securities available-for-sale and federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, and the asset/liability mix within the balance sheet, as well as First Commerce/Polk County's reputation in the community. At December 31, 1996, First Commerce/Polk County had commitments to originate loans totaling $2.8 million. In addition, scheduled maturities of certificates of deposit during 1997 totaled $31.3 million. Management believes that First Commerce/Polk County has adequate resources to fund all of its commitments, that substantially all of its existing commitments will be funded within 12 months and, if so desired, that First Commerce/Polk County can adjust the rates and terms on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

         A state-chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its transaction deposit accounts and 8% of its non-transaction deposit accounts. The liquidity reserve may consist of cash on hand, cash on demand deposit with other correspondent banks, and other investments and short-term marketable securities as determined by the rules of the Florida Department, such as federal funds sold and United States securities or securities guaranteed by the United States. As of December 31, 1996, First Commerce/Polk County had a liquidity ratio of 36.01%.

CAPITAL RESOURCES

         FCB's total stockholders' equity was $10.6 million and $10.5 million as of December 31, 1996 and 1995, respectively, which represents an increase of $100,000. This increase was the result of 1996's net income of $138,000 offset by the $46,000 change in the unrealized securities losses at December 31, 1996 from December 31, 1995. FCB's total stockholders' equity was 10.0% and 9.30% of total assets as of December 31, 1996 and 1995, respectively. First Commerce/Polk County's total stockholders' equity was $9.4 million and $8.5 million as of December 31, 1996 and 1995, respectively, or an increase of $900,000. This increase was the result of the purchase of $750,000 of First Commerce/Polk County's common stock by FCB plus First Commerce/Polk County's 1996 net income of $239,000 less the $46,000 change in the unrealized securities losses at December 31, 1996 from December 31, 1995.

         The federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At December 31, 1996, First Commerce/Polk County met the capital ratios of a "well capitalized" financial institution with a total risk-based capital ratio of 13.43%, a Tier 1 risk-based capital ratio of 11.66%, and a Tier 1 leverage ratio of 9.37%. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized," the banking regulatory agencies have the right to appoint a receiver or conservator.

         In accordance with risk capital guidelines issued by the FDIC, First Commerce/Polk County is required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, the FDIC requires banks to maintain a minimum leverage-capital ratio of Tier 1 capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the bank's rating under the regulatory rating system. The required leverage-capital ratio for First Commerce/Polk County at December 31, 1996 was 4%. The following table summarizes the regulatory capital levels and ratios for First Commerce/Polk County:

                                                                       ACTUAL              REGULATORY
                                                                       RATIOS             REQUIREMENT
                                                                       ------             -----------
At December 31, 1996:
Total capital to risk-weighted assets                                   13.43%               8.00%
Tier I capital to risk-weighted assets                                  11.66%               4.00%
Tier I capital to total assets-leverage ratio                            9.37%               4.00%

At December 31, 1995:
Total capital to risk-weighted assets                                   11.39%               8.00%
Tier I capital to risk-weighted assets                                  10.17%               4.00%
Tier I capital to total assets-leverage ratio                            7.44%               4.00%

RESULTS OF OPERATIONS

         General

         FCB's net income was $138,000, or $.08 per share, for the year ended December 31, 1996, as compared to $559,000, or $.34 per share, for the year ended December 31, 1995, or a decrease of $421,000 or 75.3%. FCB's income before taxes on income and minority interest was $154,000 for the year ended December 31, 1996, as compared to $1.1 million for the year ended December 31, 1995, or a decrease of $896,000 or 85.30%.

         For the years ended December 31, 1996 and 1995, selected ratios were as follows:

                                                           1996            1995
                                                          -----           -----
         Average equity as a percentage
             of average assets                             9.74%           8.76%
         Return on average assets                           .13%            .47%
         Return on average equity                          1.30%           5.38%
         Non-interest expense to
             average assets                                4.79%           4.23%

         For the years ended December 31, 1996 and 1995, the following table presents information regarding (i) the total dollar amount of FCB's interest income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) net interest spread; and, (v) net interest margin.

                                                      1996                                       1995
                                       ------------------------------------    --------------------------------------
                                                                   AVERAGE                                AVERAGE
                                       AVERAGE                     YIELD/                                  YIELD/
                                       BALANCE        INTEREST      RATE       BALANCE     INTEREST        RATE
                                       -------        --------    ---------    -------     --------       -------
                                                                (Dollars in Thousands)
ASSETS:
Interest-earning assets:
      Loans receivable:(1)
          Commercial                    $ 19,343       $1,875        9.69%     $ 24,060     $2,451         10.19%
          Real estate:(2)
              Construction                 2,403          235        9.78         2,977        321         10.78
              Mortgage                    43,961        4,678       10.64        38,821      4,108         10.58
          Consumer and other               4,995          523       10.47         5,556        586         10.55
                                         -------       ------      ------      --------     ------         -----
          Total loans, net of
          unearned income                 70,702        7,311       10.34        71,414      7,466         10.45
      Investments - taxable               24,676        1,297        5.26        27,642      1,682          6.08
      Investments - tax free(3)            1,053           66       10.00         1,117         67          9.64
      Federal funds sold                   5,410          283        5.23        10,027        600          5.98
                                        --------       ------      ------      --------     ------         -----
          Total interest-earning
          assets                         101,841        8,957        8.79       110,200      9,815          8.91
                                                       ------      ------                   ------         -----
Cash and due from banks                    4,401                                  4,778
Allowance for credit losses               (1,501)                                  (955
Other non-earning assets                   4,110                                  4,538
                                        --------                               --------
      Total assets                      $108,851                               $118,561
                                        ========                               ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
      NOW accounts                      $ 14,082          325        2.31      $ 14,882        329          2.21
      Money market                         5,654          168        2.97         6,357        191          3.00
      Savings                              8,200          185        2.26         8,570        200          2.33
      Time deposits:
          Under $100,000                  44,808        2,426        5.41        49,190      2,761          5.61
          $100,000 and over                7,814          437        5.59        11,916        687          5.77
                                        --------       ------      ------      --------     ------         -----
          Total interest-bearing
            liabilities                   80,558        3,541        4.40        90,915      4,168          4.58
                                                                                            ------         -----
Demand deposits                           17,053                                 16,443
Other liabilities and
      minority interest                      638                                    820
Stockholders' equity                      10,602                                 10,383
                                        --------                               --------
      Total liabilities and
            stockholders' equity        $108,851                               $118,561
                                        ========                               ========

SPREAD AND INTEREST DIFFERENTIAL:
Net interest  income                                   $5,416                               $5,647
                                                       ======                               ======
Interest-rate spread(4)                                              4.39%                                  4.33%
                                                                   ======                                  =====
Net interest margin(5)
                                                                     5.32%                                  5.12%
                                                                   ======                                  =====
Excess of total interest-earning
      assets over total interest
      -bearing liabilities              $ 21,283                               $ 19,285
                                        ========                               ========
----------------------------

(1)       Includes loans on non-accrual status.
(2) Interest income on mortgage loans included loan fees recognized as income of $297,000 and $124,000 during the years ended December 31, 1996 and 1995, respectively.
(3) Yields on tax-free investments are computed on a tax equivalent basis using a 37.3% effective income tax rate.
(4) Interest-rate spread represents the excess of the average yield on interest-earning assets over the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average interest-earning assets.

         Net interest income

         Net interest income, which constitutes the principal source of income for FCB, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts ("NOW accounts"), savings deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

         The following table sets forth certain information regarding changes in FCB's interest income and interest expense during the year ended December 31, 1996 as compared to the year ended December 31, 1995. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in interest rate (change in rate multiplied by prior volume), (2) changes in the volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                                           INCREASE (DECREASE) DUE TO
                                                                      ------------------------------------
                                                                                           RATE/
                                                                       RATE     VOLUME     VOLUME    TOTAL
                                                                       ----     ------     ------    -----
                                                                               (Dollars in thousands)
Interest-earning assets:
    Loans receivable:
         Commercial                                                    $(118)   $(481)     $   23   $ (576)
         Real estate:
             Construction                                                (30)     (62)          6      (86)
             Mortgage                                                     23      544           3      570
         Consumer and other                                               (4)     (59)          -      (63)
                                                                       -----    -----      ------    -----
         Total loans receivable                                         (129)     (58)         32     (155)
    Investments - taxable                                               (230)    (180)         25     (385)
    Investments - tax free(1)                                              5       (6)          -       (1)
    Federal funds sold                                                   (76)    (276)         35     (317)
                                                                       -----    -----      ------    -----
         Total interest-earning assets                                  (430)    (520)         92     (858)
                                                                       -----    -----      ------    -----
Interest-bearing liabilities:
    NOW accounts                                                          15      (18)         (1)      (4)
    Money market                                                          (3)     (20)          -      (23)
    Savings                                                               (6)      (9)          -      (15)
    Time deposits under $100,000                                         (97)    (246)          8     (335)
    Time deposits $100,000 and over                                      (20)    (237)          7     (250)
                                                                       -----    -----      ------    -----
         Total interest-bearing liabilities                             (111)    (530)         14     (627)
                                                                       -----    -----      ------    -----
Net change in net interest income                                      $(319)   $  10      $   78    $(231)
                                                                       =====    =====      ======    =====
--------------------------------

(1) Yields on tax-free investments are computed on a tax equivalent basis using a 37.3% effective income tax rate.

         FCB's net interest income was $5.4 million for the year ended December 31, 1996 compared with $5.6 million for the year ended December 31, 1995, or a decrease of $200,000 or 3.6%. This decrease in net interest income resulted from a shrinkage in earning assets of $8.4 million. Throughout 1996, management allowed high priced deposit accounts to leave First Commerce/Polk County and this shrinkage in deposits was funded with cash flow from loan payoffs and repayments of mortgage backed securities. For a discussion of the purchase of loans from FSB/Osceola, see "--General." The 15% volume decrease in 1996 from 1995 in interest expense was primarily attributable to the 11% decrease in average interest-bearing liabilities. The yield on total investments and Federal Funds sold decreased 122 basis points reflecting a general decrease in the rate paid on Federal Funds sold and the above normal repayment amounts on mortgage backed securities in the months of February, April, May and June of 1996. The interest rate paid on interest bearing liabilities decreased 12 basis points primarily due to a reduced amount of deposits as a result of management's policy to reprice First Commerce/Polk County deposits at lower rates. The overall result was an increase in the net interest margin to 5.32% during 1996 from 5.16% during 1995.

         Provision for Credit Losses

         The provision for credit losses is charged to earnings to bring the allowance for credit losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by FCB, the amounts of non-performing loans, general economic conditions, particularly as they relate to FCB's market area, and other factors related to the collectibility of FCB's loan portfolio. During the year ended December 31, 1996, the pro-vision for credit losses was $974,000, as compared to $1.2 million during the year ended December 31, 1995, or a decrease of $226,000. While the provision for credit losses decreased, the allowance for credit losses increased to $1.5 million at December 31, 1996 from $1.2 million at December 31, 1995, or an increase of $300,000. The increased allowance for credit losses was primarily in recognition of an increase in non-performing loans to $2.6 million as of December 31, 1996 from $1.6 million as of December 31, 1995. See "--General," "--Financial Condition--Classification of Assets," and "--Financial Condition -- Allowance for Credit Losses." As of December 31, 1996 and 1995, the allowance for credit losses was 2.14% and 1.67%, respectively, of total loans receivable, and was 55.88% and 74.69%, respectively, of non-performing loans.

         Other Income

         Other income is primarily composed of deposit service charges and fees and gains on sales of certain assets. During the year ended December 31, 1996, other income decreased to $923,000 from $1.6 million during the year ended December 31, 1995, or a decrease of $677,000 or 43%. This decrease was primarily due to FCB recognizing two, non- recurring events in 1995. On May 1, 1995, FCB sold its stock ownership in FSB/Osceola, recognizing a gain on the sale of $564,000 and FCB recognized a previously deferred gain of $171,000 which had resulted from the sale of bank property by FSB to FSB/Osceola prior to 1995.

         During the year ended December 31, 1996, deposit service charges and fees decreased to $855,000 from $917,000 during the year ended December 31, 1995, or a decrease of $62,000 or 6.8%. This decrease was primarily attributable to the decrease in service chargeable accounts resulting from the sale of the subsidiary bank, FCB/Osceola in May of 1995 and the reduction of higher priced deposit accounts in 1996.

         Other Expenses

         During the year ended December 31, 1996, other expenses increased to $5.2 million from $5.0 million during the year ended December 31, 1995, or an increase of $200,000 or 3.85%. The following narrative sets forth additional information on certain other expense categories which had significant changes.

         During the year ended December 31, 1996, compensation and benefits increased to $2.47 million from $2.15 million during the year ended December 31, 1995, or an increase of $320,000 or 14.9%. This increase was primarily due to an increase in the number of employees at First Commerce/Polk County and annual compensation and benefit increases for existing employees.

         Professional fees increased to $446,000 during 1996, from $428,000 during 1995, or an increase of $18,000 or 4.2%. This increase resulted primarily from the increased professional fees associated with the planned mergers with two unaffiliated banks during 1996 (which mergers were terminated in August 1996) and fees in 1996 associated with collection costs of non-performing loans.

         Other real estate owned expenses decreased to $77,000 during 1996, from $175,000 during 1995, or a decrease of $98,000 or 56%. This decrease primarily resulted from a decrease in the amount of acquired real estate held for sale, going to $79,000 in 1996 from $301,000 in 1995. Certain OREO properties, carried forward into 1996, have been written down to carrying values in 1996.

         Advertising and promotion expense decreased to $90,000 during 1996, from $163,000 during 1995, a decrease of $73,000 or 44.8%. This decrease resulted primarily from one-time expenses in 1995 related to the FCB/CBC merger.

         FDIC insurance expense decreased to $123,000 during 1996, from $140,000 during 1995, a decrease of $17,000 or 12%. This decrease resulted primarily from two factors: (i) the FDIC's reduction in insurance premiums; and (ii) a refund of the 4th Quarter Assessment of $10,000 due to the recapitalization of the SAIF Insurance fund.

         Stationery expense increased to $163,000 during 1996, from $121,000 during 1995, or an increase of $42,000 or 34.7%. This increase resulted primarily from printing expenses associated with the FSB/CBC merger.

         Other expenses decreased to $617,000 during 1996, from $673,000 during
1995, or a decrease  of  $56,000  or 8.3%.   This  decrease  resulted
primarily  from  decreased  business
development expenses, HONOR expense, telephone expense, consultant fees, courier service, property and casualty insurance and check printing charges.

         Taxes on Income

         During the years ended December 31, 1996 and 1995, FCB recorded taxes on income of $15,000 and $497,000, respectively, reflecting effective income tax rates of 9.74% in 1996 and 47.33% in 1995. The decrease in the effective income tax rate during 1996 was primarily due to income tax refunds received in 1996 for the 1995 tax year which were more than the amount recorded at December 31, 1995.

SALE OF FSB/OSCEOLA

         On May 1, 1995, FCB sold its 80% ownership interest in FSB/Osceola to certain unaffiliated individuals for $1.8 million in cash. See "Business of FCB -- FSB/Osceola Sale and FSB/CBC Merger" At April 30, 1995, FSB/Osceola had total assets of $16.4 million, total liabilities of $14.8 million, and stockholders' equity of $1.6 million as summarized below (in thousands):

Cash and federal funds sold                                                           $ 6,600
Investment security                                                                        94
Loans receivable, net of allowance for credit losses of $119                            8,712
Accrued interest receivable                                                                49
Other real estate owned                                                                    86
Office premises and equipment, net                                                        806
Other assets                                                                               99
                                                                                      -------
                 Total                                                                $16,446
                                                                                      =======
Deposits:
         Demand deposits                                                              $ 2,716
         NOW accounts                                                                   1,115
         Money market accounts                                                          1,268
         Savings accounts                                                               2,462
         Certificates of deposit                                                        6,847
                                                                                      -------
                 Total deposits                                                        14,408
Other liabilities                                                                         437
Stockholders' equity, including minority interest                                       1,601
                                                                                      -------
                 Total                                                                $16,446
                                                                                      =======

         FCB and First Commerce/Polk County agreed to purchase the FSB/Osceola loan portfolio for the remaining unpaid principal balance of the loans less any related allowance for credit losses, during the 12-month period following the sale of FSB/Osceola. Of the total $8.7 million loan portfolio owned by FSB/Osceola at April 30, 1995, $4.7 million was purchased during 1995 ($4.4 million by First Commerce/Polk County and $269,000 by FCB) and the remaining balance of $1.9 million was purchased during 1996 ($1.4 million by First Commerce/Polk County and $493,000 by FCB). As of December 31, 1996, FCB's loans receivable included the following loans purchased from FSB/Osceola (in thousands):

         Commercial                                                                   $  191
         Real estate construction                                                         84
         Commercial real estate                                                          538
         Residential mortgage                                                          2,237
         Consumer and other                                                              540
                                                                                      ------
                 Total loans receivable                                                3,590
         Less: Allowance for credit losses                                               (31)
                                                                                      ------
                 Loans receivable, net                                                $3,559
                                                                                      ======


ASSET/LIABILITY MANAGEMENT

         A principal objective of FCB's asset/liability management strategy is to minimize its exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of First Commerce/Polk County's Asset and Liability Committee (the "ALCO Committee") which establishes policies and monitors results to control interest rate sensitivity.

         Management evaluates interest rate risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to maintain interest rate risk within target levels for the appropriate level of risk which are determined by the ALCO Committee. The ALCO Committee uses computer models prepared by a third party to measure the Bank's interest-rate sensitivity. From these reports, the ALCO Committee can estimate the net interest income effect of various interest-rate scenarios.

         As a part of FCB's interest-rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest-rate sensitive" and monitors the First Commerce/Polk County's interest-rate sensitivity "gap." An asset or liability is considered to be interest-rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest-rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. In addition, any premiums on mortgage-backed securities are amortized to interest income based on the estimated remaining life of the related securities. Management periodically reviews the remaining estimated life of mortgage-backed securities, and adjusts the amortization of the premiums accordingly, in light of changes in market interest rates and other factors affecting prepayment rates on the underlying mortgages. Acceleration of the amortization of premiums on mortgage-backed securities reduces the effective yield on these investments and, accordingly, adversely affects net interest income. As of December 31, 1996, the remaining unamortized premiums on mortgage-backed securities totaled $286,000. See "--Financial Condition--Investment Securities."

         The ALCO Committee's policy is to maintain a cumulative one-year gap which falls in the range of (20%) to 20% of total assets. As of December 31, 1996, FCB's cumulative one-year gap was a positive 17% of total assets. Management attempts to conform to this policy by managing the maturity distribution of its investment portfolio, emphasizing originations and purchases of adjustable-interest rate loans, and by managing the product mix and maturity of its deposit accounts.

         A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or period of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable-interest rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments (on loans and mortgage-backed securities) and early withdrawal (of deposit accounts) levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

         Management's strategy is to maintain a relatively balanced interest-rate risk position to protect its net interest margin from market fluctuations. To this end, the ALCO Committee reviews, on a quarterly basis, the maturity and repricing of assets and liabilities.

         Management believes that the type and amount of FCB's interest rate sensitive liabilities may reduce the potential impact that a rise in interest rates might have on FCB's net interest income. FCB seeks to maintain a core deposit base by providing quality services to its customers without significantly increasing its cost of funds or operating expenses. FCB's non-interest bearing demand deposits, NOW accounts, money market, and savings accounts were 48.19% and 43.69% of total deposits at December 31, 1996 and 1995, respectively. These accounts bore a weighted average interest rate of 1.48% and 1.56% during the years ended December 31, 1996 and 1995, respectively. Management anticipates that these accounts will continue to comprise a significant portion of FCB's total deposit base. FCB also maintains a relatively large portfolio of liquid assets in order to reduce its overall exposure to changes in market interest rates. At December 31, 1996 and December 31, 1995, First Commerce/Polk County's liquidity ratios were 36.01% and 31.35%, respectively. FCB also maintains a "floor," or minimum rate, on certain of its floating or prime based loans. These floors allow FCB to continue to earn a higher rate when the floating rate falls below the established floor rate.

         The following table sets forth certain information relating to FCB's interest-earning assets and interest- bearing liabilities at December 31, 1996 that are estimated to mature or are scheduled to reprice within the period shown.

                                                         31           91          181         OVER
                                          0 TO 30       TO 90       TO 180       TO 365        ONE
                                           DAYS          DAYS        DAYS         DAYS        YEAR     TOTALS
                                         --------       ----         ----         ----        ----     ------
                                                              (Dollars in Thousands)
Loans receivable: (1)
    Commercial                            $1,720       $1,518       $1,790      $4,213      $4,471    $13,712
    Real estate construction                  48          187          256          76         875      1,442
    Commercial real estate                 1,255        2,044        2,734       3,274      21,142     30,449
    Residential mortgage                   1,482          819        1,538       2,348       9,284     15,471
    Consumer and other                       547          537          772       1,369       3,752      6,977
                                        --------     --------     --------     -------     -------    -------
        Total loans                        5,052        5,105        7,090      11,280      39,524     68,051
Federal funds sold                         7,688            -            -           -           -      7,688
Investment Securities: (2)
    Available-for-sale                       236        7,000        5,908       1,383       5,630     20,157
    Held-to-maturity                           -            -            -           -       1,547      1,547
                                        --------     --------     --------     -------     -------    -------
Total rate-sensitive assets               12,976       12,105       12,998      12,663      46,701     97,443
                                        --------     --------     --------     -------     -------    -------
Deposits:
    NOW accounts                          13,722            -            -           -           -     13,722
    Money market                           5,136            -            -           -           -      5,136
    Savings accounts                       8,390            -            -           -           -      8,390
    Time deposits: (3)
        Under $100,000                     3,152        6,908        7,900       8,864      15,947     42,771
        $100,000 and over                    200        1,558        1,287       1,389       1,523      5,957
                                        --------     --------     --------     -------     -------    -------
Total rate-sensitive liabilities          30,600        8,466        9,187      10,253      17,470     75,976
                                        --------     --------     --------     -------     -------    -------
Gap (repricing differences)             $(17,624)    $  3,639     $  3,811     $ 2,410     $29,231    $21,467
                                        ========     ========     ========     =======     =======    =======
Cumulative Gap                          $(17,624)    $(13,985)    $(10,174)    $(7,764)    $21,467
                                        ========     ========     ========     =======     =======
Cumulative GAP/total assets               (16.63)%     (13.20)%      (9.60)%     (7.33)%     20.26%
                                        ========     ========     ========     =======     =======
----------------------


(1) In preparing the table above, adjustable-interest rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-interest rate loans were scheduled according to their contractual maturities.
(2) In preparing the table above, adjustable-interest rate investment securities were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the investment securities mature. Fixed-interest rate investment securities were scheduled according to their contractual maturities.
(3)     Time deposits were scheduled according to their contractual maturities.

FINANCIAL CONDITION

        Lending Activities

        A significant source of FCB's income is the interest earned on its loan portfolio. At December 31, 1996, FCB's total assets were $106.0 million and its loans receivable, net were $66.4 million or 62.65% of total assets. At December 31, 1995, FCB's total assets were $113.1 million and its loans receivable, net were $70.3 million or 62.14% of total assets. The decrease in total loans receivable to December 31, 1996 from December 31, 1995 was $3.9 million or 5.52%. For the years ended December 31, 1996 and 1995, the net change in total loans receivable was approximately as follows:

                                                                               1996           1995
                                                                             ---------      ---------
                                                                                (In thousands)
         Balance at beginning of year                                         $ 71,684      $  73,841
         Loan originations                                                      39,613         38,459
         Loan repayments                                                       (43,920)       (35,594)
         Sale of FSB/Osceola's loans                                                 -         (8,850)
         Purchase of FSB/Osceola loan                                            1,864          4,763
         Loans charged-off                                                        (967)          (788)
         Transfers to other real estate owned                                     (223)          (147)
                                                                              --------       --------
         Balance at end of year                                               $ 68,051       $ 71,684
                                                                              ========       ========

         For additional information on the FSB/Osceola loans, see "-- Sale of FSB/Osceola."

         The increase in loan repayments during 1996 from 1995 was primarily due to the emphasis placed by First Commerce/Polk County's management during 1996 on managing the increase in non-performing assets rather than soliciting new loans and getting non-performing and marginal loans repaid.

         First Commerce/Polk County's primary market area consists of Polk County, Florida. This area is located approximately 25 miles southwest of Walt Disney World and its related parks and resorts, 45 miles southwest of Orlando, and 55 miles east of Tampa. The principal economic activities of the area include citrus, services, miscellaneous manufacturing (including wholesale and retail trade), distribution, mining, finance, insurance, real estate, utilities, tourism and trucking. There is no assurance that this area will continue to experience economic growth. Adverse conditions in any one or more of the industries operating in such markets or a slow-down in general economic conditions could have an adverse effect on First Commerce/Polk County.

         Lending activities are conducted pursuant to a written policy which has been adopted by

First Commerce/Polk County. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee comprised of certain officers and directors of First Commerce/Polk County.

         As of December 31, 1996 and 1995, the composition of FCB's loan portfolio was as follows:

                                                      1996                              1995
                                            ------------------------             ---------------------
                                                                % OF                              % OF
                                              AMOUNT          TOTAL               AMOUNT         TOTAL
                                            ---------         ------             --------        -----
                                                                 (Dollars in thousands)
Commercial                                  $ 13,712             20.15%         $ 19,888           27.74%
Real estate construction                       1,442              2.12             4,163            5.81
Commercial real estate                        30,449             44.75            24,633           34.36
Residential mortgage                          15,471             22.73            14,788           20.63
Consumer and other                             6,977             10.25             8,212           11.46
                                            --------          --------           -------         -------
     Total loans receivable                   68,051            100.00            71,684          100.00
                                                              ========                           =======
Less:
     Unearned income and fees                   (211)                               (224)
     Allowance for credit losses              (1,453)            (2.14)%          (1,195)          (1.67)%
                                            --------          ========           -------         =======
          Loans, net                        $ 66,387                             $70,265
                                            ========                             =======


         As of December 31, 1996, the maturities and interest rate sensitivities of FCB's loan portfolio, based on remaining scheduled principal repayments, were as follows:

                                                  DUE IN        DUE AFTER ONE
                                                 ONE YEAR       YEAR THROUGH    DUE AFTER
                                                  OR LESS          5 YEARS       5 YEARS       TOTAL
                                                ----------     --------------   ---------      -----
                                                               (Dollars in Thousands)
Commercial                                        $ 9,241        $ 3,255         $1,216        $13,712
Real estate construction                              567            828             47          1,442
Commercial real estate                              9,307         18,819          2,323         30,449
Residential mortgage                                6,187          8,324            960         15,471
Consumer and other                                  3,225          3,230            522          6,977
                                                  -------        -------         ------        -------
    Total loans receivable                        $28,527        $34,456         $5,068        $68,051
                                                  =======        =======         ======        =======
Loans with maturities over one year:
    Fixed-interest rate                                          $17,719         $4,115        $21,834
    Variable-interest rate                                        16,737            953         17,690
                                                                 -------         ------        -------
    Total maturities greater than one year                       $34,456         $5,068        $39,524
                                                                 =======         ======        =======

        Asset Quality

        Management seeks to maintain quality assets through sound underwriting and sound lending practices. The largest category of loans in FCB's loan portfolio are collateralized by commercial real estate mortgages. As of December 31, 1996 and 1995, 44.74%, and 34.36%, respectively, of the total loan portfolio were collateralized by this type of property. The level of delinquent loans and other real estate owned also is relevant to the credit quality of a loan portfolio. As of December 31, 1996, total non-performing assets were $2.8 million or 2.60% of total assets, compared to $2.1 million or 1.86% of total assets as of December 31, 1995.

        The commercial real estate mortgage loans in FCB's portfolio consist of fixed- and adjustable-interest rate loans which were originated at prevailing market interest rates. First Commerce/Polk County's policy has been to originate commercial real estate mortgage loans predominantly in its primary market area, except for those loans purchased from FSB/Osceola. Commercial real estate mortgage loans are generally made in amounts up to 75% of the appraised value of the property securing the loan and entail significant additional risks compared to residential mortgage loans. In making commercial real estate loans, First Commerce/Polk County primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and First Commerce/Polk County's lending experience with the borrower.

        Unlike residential mortgage loans, which, generally, are made on the basis of the borrower's ability to make repayment from his employment and other income, and which are collateralized by real property whose value tends to be more readily ascertainable, commercial loans typically are underwritten on the basis of the borrower's ability to make repayment from the cash flow of his business and, generally, are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

        From time to time, First Commerce/Polk County will originate loans on an unsecured basis. As of December 31, 1996 and 1995, unsecured loans totaled $4.6 million and $5.3 milion, respectively.

        Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. FCB, on a routine basis, monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratios, and industry trends. As of December 31, 1996 and 1995, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business exceeded 10% of total loans, except that as of such dates, loans collateralized with mortgages on real estate represented 68.62% and 60.80%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

        The Loan Committee of the Board of Directors of First Commerce/Polk County concentrates its efforts and resources, and that of its senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, management of First Commerce/Polk County has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and non-performing loans as early as possible.

        Classification of Assets

        Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan on non-accrual status when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation or when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income.

        Real estate acquired by FCB as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO"). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to non-interest expense.

        Interest income that would have been recorded under the original terms of loans on non-accrual status and interest income actually recognized was $309,000 and $126,000, respectively, for the year ended December 31, 1996, and $144,000 and $28,000, respectively, for the year ended December 31, 1995.

        On January 1, 1995, FCB adopted Statements of Financial Accounting Standards No. 114 and 118. These Statements address the accounting by creditors for impairment of certain loans and generally require FCB to identify loans, for which full repayment of principal and interest will probably not be received, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. FCB has implemented the Statements by modifying its quarterly review of the adequacy of the allowance for credit losses to also identify and value impaired loans in accordance with guidance in the Statements. As a result of FCB's review, impaired loans totaled $1.9 million and $1.2 million and the allowance for credit losses related to these loans totaled $548,000 and $156,000 as of December 31, 1996 and 1995, respectively. The average balance of impaired loans amounted to approximately $1.5 million and $795,000 during the years ended December 31, 1996 and 1995, respectively. The adoption of the Statements did not have a material effect on the results of operations for the year ended December 31, 1995.

        As of December 31, 1996 and 1995, loans on non-accrual status and other real estate owned, the ratio of such loans and real estate owned to total assets, and certain other related information was as follows:

                                                          1996                              1995
                                                  ------------------------          ----------------------
                                                                   % OF                           % OF
                                                                  TOTAL                          TOTAL
                                                    AMOUNT         LOANS            AMOUNT       LOANS
                                                    ------         -----            ------       -----
                                                                 (Dollars in thousands)
Loans on non-accrual status:
    Commercial                                     $ 1,173          1.72%          $  416          .58%
    Real estate construction                           ---           .--              ---         . --
    Commercial real estate                           1,221          1.79              832         1.16
    Residential mortgage                               180          0.26              302          .42
    Consumer and other                                  72          0.11               57          .08
                                                   -------         -----           ------        -----

        Total loans on non-accrual status            2,646          3.89            1,607         2.24

Accruing loans over 90 days delinquent:
    Residential mortgage                               ---           .--              199          .28

Troubled debt restructurings                           ---           .--             ---          . --
                                                   -------         -----           ------        -----

        Total non-performing loans                 $ 2,646          3.89%          $1,806         2.52%
                                                   =======          =====          ======        =====

Other real estate owned                            $   79                          $  301
                                                   ======                          ======

    Total non-performing assets                    $ 2,725                         $2,107
                                                   =======                         ======

Loans past-due:
    30-59 days delinquent                          $   905          1.33%          $1,352         1.89%
    60 to 89 days delinquent                           115          0.17              286          .40
                                                   -------         -----           ------        -----
        Total loans past-due 30 to 89 days           1,020          1.50            1,638         2.29
                                                   -------         -----            -----        -----

Total loans past-due over 30 days                  $ 3,666          5.39           $3,444         4.81%
                                                   =======         =====           ======        =====

As a percentage of total assets:
    Total non-performing loans                        2.50%                          1.60%
                                                     =====                         ======

    Total non-performing assets                       2.57%                          1.86%
                                                     =====                         ======

Allowance for credit losses as a
percentage of:
    Total loans                                       2.14%                          1.67%
                                                     =====                         ======

    Non-performing loans                             54.91%                         66.17%
                                                     =====                         ======

        As of December 31, 1996, loans on non-accrual status totaled $2.6 million and consisted primarily of five customer relationships totaling $2.2 million or 85% of total non-accruing loans.

        The first customer relationship consisted of a $729,000 commercial real estate mortgage. This mortgage loan was collateralized with a first mortgage on a 35 acre recreational vehicle park and fish camp. During 1996, the customer made interest payments which brought the loan to a current status. This loan remains on non-accrual status.

        The second customer relationship consisted of three commercial loans totaling $291,000. The three loans are collateralized by accounts receivable, inventory, high dump trailers and assignments of leases on high dump trailers. First Commerce/Polk County is repossessing the collateral from the customer on a voluntary basis. These loans remain on a non-accrual status.

        The third relationship consisted of two loans totaling $195,000. This relationship is secured by commercial real estate and a residential property. There is a contract pending on the sale of the commercial real estate, however, if this sale is not completed, the customer has agreed to deed the property to First Commerce/Polk County. These loans remains on a non-accrual status.

        The fourth relationship consisted of three loans totaling $232,000 secured by commercial real estate. Subsequent to December 31, 1996, two of the three properties were sold paying off two of the three loans. The remaining balance is $113,000. The remaining loan is being restructured to include additional collateral consisting of an assignment of a lease agreement with a third party on the related commercial real estate. This loan remains on a non-accrual status.

        The fifth relationship consisted of four loans of equal size totaling $771,000. These loans are to four family members and are secured by stock issued on a closely held family corporation, which has filed for Chapter 11 reorganization under the Bankrupcty Code. These loans remain on a non-accrual status.

        As of December 31, 1996, there were no accruing loans over 90 days delinquent.

        As of December 31, 1996, loans 30 to 89 days delinquent totaled $1,020,000 and consisted primarily of 27 customer relationships totaling $731,000 or 72% of total loans 30 to 89 days delinquent. The remaining $289,000 of loans 30 to 89 days delinquent consisted of a $181,000 loan secured by residential real estate and a $108,000 loan secured by commercial real estate.

        Following the FSB/CBC Merger, FCB experienced a significant increase in its classified loans. As a result of the increase in FCB's classified loans, management during the fourth quarter of 1995 completed a special review of FCB's loan portfolio and instituted a number of steps intended to improve the identification, evaluation, and resolution of FCB's problem assets. As a result of these actions, the senior management and loan staff of First Commerce/Polk County meet weekly to review all past due and non-performing loans and to discuss collection activities. The Board of Directors of First Commerce/Polk County also reviews problem assets on a monthly basis. In addition, an independent firm has been retained to conduct periodic loan reviews and make recommendations for improvement. Management has also instituted steps to improve underwriting practices. These actions include establishing a bank credit department separate from the loan origination function, changing loan origination authorities, hiring a senior vice president in charge of commercial lending and an assistant vice president in charge of handling nonaccruing loans and other real estate. Although management believes that the foregoing steps should contribute to an improvement in FCB's asset quality over the longer term, no estimate can be made at present as to future levels of problem assets or as to the impact of those assets and related expenses on the financial condition and results of operations of FCB.

        Allowance for Credit Losses

        In originating loans, FCB recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the credit worthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan, as well as general economic conditions. As a matter of policy, FCB maintains an allowance for credit losses. The amount provided for credit losses during any period is based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio. In determining the amount of the allowance, management considers the dollar amount of loans outstanding, its assessment of known or potential problem loans, current economic conditions, the risk characteristics of the various classifications of loans, credit record of its borrowers, the fair market value of underlying collateral and other factors. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the fair value of the underlying collateral for each loan. See "-- Results of Operations -- Provision for Credit Losses."

        Management continues to actively monitor FCB's asset quality and to charge-off loans against the allowance for credit losses when appropriate or to provide specific loss allowances when necessary. Although management believes that it uses the best information available at the time to make determinations with respect to allowance for credit losses, subsequent adjustments to the allowance for credit losses may be necessary if future economic conditions or other facts differ from the assumptions used in making the initial determinations or if regulatory policies change.

        As of December 31, 1996 and 1995, the allocation of the allowance for credit losses was as follows:

                                                   1996                         1995
                                           ----------------------       ---------------------
                                                              % OF                       % OF
                                                          LOANS TO                   LOANS TO
                                                             TOTAL                      TOTAL
                                               AMOUNT        LOANS      AMOUNT          LOANS
                                               ------        -----      ------          -----
                                                         (Dollars in thousands)
Commercial                                     $  634        43.63%         $  348      27.74%
Real estate construction                           13         0.92              42       5.81
Commercial real estate                            586        40.33             465      34.36
Residential mortgage                              145         9.97             213      20.63
Consumer and other                                 75         5.15             127      11.46
                                               ------       ------          ------     ------

  Total allowance for credit losses            $1,453       100.00%         $1,195     100.00%
                                               ======       ======          ======     ======

        During the year ended December 31, 1996, the provision for credit losses was $974,000, compared to $1.2 million during the year ended December 31, 1995, or a decrease of $217,000.

        First Commerce/Polk County continued to provide for loan losses throughout 1996, especially in the fourth quarter. During the fourth quarter, $406,000 was added to the allowance for credit losses, which was in recognition of an increase in charged off loans in the month of December 1996 of $595,000. Total charged off loans, net of recoveries, were $741,000 for 1996 and $742,000 for 1995.

        During 1996, $923,000 of loans were charged off, of which $306,000 consisted of unsecured loans. The three largest charged off loans totaled $617,000, representing 67% of the total loans charged off. The first charged off loan was a $121,000 commercial real estate loan. The second charged off loan was the aggregate balance of three separate commercial real estate loans of $121,000 to one borrower. The third charged off loan was a $375,000 commercial loan, secured by an assignment of proceeds of fruit sales. First Commerce/Polk County was unsuccessful or decided it was too costly to protect or seize the related collateral on these three loans.

        During the years ended December 31, 1996 and 1995, the activity in FCB's allowance for credit losses was as follows:

                                                                 1996                    1995
                                                                 ----                    ----
                                                                    (Dollars in Thousands)
Allowance at beginning of period                                $  1,195               $     830

Loans charged-off:
    Commercial                                                      (707)                   (708)
    Real estate construction                                         ---                     ---
    Commercial real estate                                          (103)                    ---
    Residential mortgage                                             (37)                    (50)
    Consumer and other                                              (120)                    (30)
                                                                --------               ---------
        Total loans charged-off                                     (967)                   (788)
                                                                --------               ---------
Recoveries:
    Commercial                                                       202                      40
    Real estate construction                                         ---                     ---
    Commercial real estate                                           ---                       1
    Residential mortgage                                             ---                       1
    Consumer and other                                                22                       4
                                                                --------               ---------
        Total recoveries                                             226                      46
                                                                --------               ---------
    Net loans charged-off                                           (741)                   (742)
                                                                --------               ---------
 FSB/Osceola allowance sold in 1995                                  ---                    (119)
                                                                --------               ---------
 Allowance related to loans
    purchased from FSB/Osceola                                        25                      35
                                                                --------               ---------
 Provision for credit losses charged to
    expense                                                         974                    1,191
                                                                --------               ---------
Allowance at end of period                                      $  1,453               $   1,195
                                                                ========               =========
Net charge-offs as a percentage of average
    loans outstanding                                               1.05%                   1.04%
                                                                ========               =========
Allowance for credit losses as a percentage
    of period-end total loans receivable                            2.14%                   1.67%
                                                                ========               =========
Allowance for credit losses as a percentage
    of non-performing loans                                        54.91%                  66.17%
                                                                ========               =========
Average loans outstanding                                        $70,702                 $71,414
                                                                ========               =========
Period-end total loans receivable                                $68,051                 $71,684
                                                                ========               =========

        Investment Securities

        The total investment portfolio decreased to $29.4 million as of December 31, 1996, from $33.7 million as of December 31, 1995, or a decrease of $4.3 million or 12.80%. This decrease was primarily to fund the higher priced deposits leaving First Commerce/Polk County during 1996.

        The following table sets forth the carrying balances of FCB's investment portfolio as of December 31, 1996 and 1995:

                                                          1996                1995
                                                          ----                ----
                                                            (Dollars in thousands)
Securities available-for-sale:
     U.S. Treasury securities                             $ 2,008            $ 2,000
     U.S. Government agency obligations                     4,475              1,001
     FHLMC mortgage-backed securities                      12,166             19,430
     FNMA mortgage-backed securities                          609              1,177
     Collateralized mortgage obligations:
         FHLMC obligations                                      -                 24
         FNMA                                                 899                952
                                                          -------            -------
         Total securities available-for-sale              $20,157            $24,584
                                                          =======            =======
Securities held-to-maturity:
     U.S. Treasury securities                             $     -            $ 2,000
     U.S. Government agency obligations                       500                500
     State, county and municipal securities                 1,047              1,059
                                                          -------            -------
         Total held-to-maturity                           $ 1,547            $ 3,559
                                                          =======            =======
Total investment securities                               $21,704            $28,143
                                                          =======            =======
Federal funds sold                                        $ 7,688            $ 5,562
                                                          =======            =======
Total Investment portfolio                                $29,392            $33,705
                                                          =======            =======

         FCB has adopted Statement of Financial Accounting Standards No. 115 ("FAS 115"), which requires companies to classify investments securities, including mortgage-backed securities as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax effect, reported as a separate component of stockholders' equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings. At December 31, 1996, all mortgage-backed securities were classified as available-for-sale. As a result of the adoption of FAS 115, under which FCB expects to continue to classify certain of its mortgage-backed securities as available-for- sale, changes in the underlying market values of such securities could have a material adverse effect on FCB's capital position. Typically, an increase in interest rates results in a decrease in underlying market value and an increase in the level of principal repayments on mortgage-backed securities. As a result of a general decrease in interest rates during the past year, decreases in the market value of available-for-sale mortgage-backed securities resulted in a decrease in stockholders' equity of $33,000 at December 31, 1996. Such decrease represents the impact of changes in interest rates on the value and maturity of these investments.

         As allowed by "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" issued by the Financial Accounting Standards Board, FCB reevaluated the classification of its investment securities and on December 12, 1995, reclassified securities with an amortized cost of $2.1 million and a fair value of $2.1 million from securities held-to-maturity to securities available-for-sale.

         As of December 31, 1996, the maturity distribution and certain other information pertaining to investment securities were as follows:

                                                     AMORTIZED         FAIR
                                                       COST           VALUE            YIELD
                                                     ---------        -----            -----
                                                           (Dollars in thousands)
Securities available-for-sale:
         U.S. Treasury securities:
                 Due within one year                   $2,004        $2,008            5.66%
                                                       ======        ======           =====
         U.S. Government agency obligations:
                 Due within one year                    2,000         2,002            5.61
                 Due one to five years                  2,489         2,473            6.00
                                                       ------        ------           -----
                                                        4,489         4,475            5.82
                                                       ======        ======           =====
         FHLMC mortgage-backed securities:
                 Due within one year                    1,665         1,648            6.30
                 Due over ten years(1)                 10,451        10,518            6.25
                                                       ------        ------           -----
                                                       12,116        12,166            6.25
                                                       ======        ======           =====
         FNMA mortgage-backed securities:
                 Due one to five years                     89            91            8.50
                 Due over ten years(1)                    511           518            3.84
                                                       ------        ------           -----
                                                          600           609            4.53
                                                       ======        ======           =====
         Collateralized mortgage obligations:
                 FNMA mortgage-backed
                 securities:
                 Due over ten years(1)                  1,000           899            5.95
                                                       ======        ======           =====
                 Total securities
                 available-for-sale                   $20,209       $20,157            6.03%
                                                       ======        ======           =====
Securities held-to-maturity:
         U.S. Government agency obligations:
                 Due one to five years                    500           497            5.52
                                                       ======        ======           =====
         State, county and municipal
                 obligations:(2)
                 Due five to ten years                    300           299            4.62
                 Due over ten years                       747           792            8.82
                                                       ------        ------           -----
                          Total                         1,047         1,091            7.62
                                                       ======        ======           =====
                 Total securities
                 held-to-maturity                      $1,547        $1,588            6.94%
                                                       ======        ======           =====
----------------------------

(1) The mortgage-backed securities and collateralized mortgage obligations were purchased with an expected average life of approximately three years.
(2) Yields on state, county and municipal obligations are not computed on a tax equivalent basis.

         FCB invests in mortgage-backed securities that are guaranteed as to principal and interest by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), or the Federal National Mortgage Association ("FNMA"). Although mortgage-backed securities generally have a lower yield than loans, mortgage-backed securities increase the quality of FCB's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of FCB. Due to repayment and prepayments of the underlying loans, the actual maturities of mortgage-backed securities are substantially less than the scheduled maturities. FCB's portfolio of mortgage- backed securities was purchased with an anticipated average life of approximately three years.
Changes in interest and prepayment rates may also affect the average life, yield to maturity, and related market value of FCB's mortgage-backed securities. Changes in the market values of FCB's mortgage-backed securities may result in volatility in capital based on how FCB classifies the securities. See "--Asset/Liability Management."


         Deposit Activities

         Deposits are the major source of FCB's funds for lending and other investment purposes. Deposits are attracted principally from within FCB's primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans. As of December 31, 1996 and 1995, the distribution by type of FCB's deposit accounts was as follows:

                                                      1996                       1995
                                             ---------------------        ----------------------
                                                           % OF                           % OF
                                             AMOUNT       DEPOSIT         AMOUNT        DEPOSITS
                                             ------       -------         ------        --------
                                                            (Dollars in Thousands)
Demand deposits                              $18,773        19.81%        $ 17,056         16.73%
NOW deposits                                  13,722        14.48           15,045         14.76
Money market                                   5,136         5.42            4,698          4.61
Savings accounts                               8,390         8.86            7,735          7.59
Time deposits under $100,000                  42,771        45.14           48,864         47.93
Time deposits $100,000 and over                5,957         6.29            8,543          8.38
                                             -------       ------         --------        ------
         Total deposits                      $94,749       100.00%        $101,941        100.00%
                                             =======       ======         ========        ======

         Time deposits included individual retirement accounts ("IRAs") totalling $6.0 million at December 31, 1996 and 1995, all of which are in the form of certificates of deposit.

         FCB's deposits decreased to $94.7 million as of December 31, 1996, from 101.9 million as of December 31, 1995, or a decrease of $7.2 million or 7.06%. This decrease was primarily attributable to the $7.8 million, or 13.6%, decrease in deposits of First Commerce/Polk County. During 1996, First Commerce/Polk County repriced deposits at a lower rate resulting in a decrease in deposits.

         Maturity terms, service fees and withdrawal penalties are established by First Commerce/Polk County on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

         FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions' normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll over deposits at such rates without restriction, "adequately capitalized" depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and "undercapitalized" depository institutions may not accept, renew or roll over deposits at such rates. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of applicable law. See "Supervision, Regulation and Governmental Policy -- Capital Requirements." As of December 31, 1996, First Commerce/Polk County met the definition of a "well capitalized" depository institution.

         FCB does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on FCB. Management believes that substantially all of FCB's depositors are residents in its primary market area. FCB currently does not accept brokered deposits.

         Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect FCB's liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect FCB's earnings. However, the converse is true in a falling interest-rate market where such short-term deposits are more favorable to FCB.

         As of December 31, 1996 and 1995, time deposits of $100,000 and over mature as follows:

                                                               1996                                 1995
                                                               ----                                 ----
                                                                       (Dollars in thousands)
Due in three months or less                                  $ 1,758                              $  2,130
Due from three months to six months                            1,287                                 1,564
Due from six months to one year                                1,389                                 1,568
Due over one year                                              1,523                                 3,281
                                                             -------                              --------
    Total time deposits
         $100,000 and over                                   $ 5,957                              $  8,543
                                                             =======                              ========


IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data concerning FCB have been prepared in accor-dance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The principal element of FCB's earnings is interest income which may be significantly affected by the level of inflation and by government monetary and fiscal policies adopted in response to inflationary or deflationary pressures.

         Inflation affects the reported financial condition and results of operations of all companies. However, the majority of assets and liabilities of financial institutions are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Inflation does have an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio Inflation also is a factor which may influence interest rates, yet the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. In an effort to cope with the effects of inflation, FCB attempts to monitor its interest-rate sensitivity gap position, as discussed above. In addition, a periodic review of banking services and products is conducted to adjust pricing in view of current costs.

FUTURE ACCOUNTING REQUIREMENTS

         Statement of Financial Accounting Standards No. 125 ("FAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. FAS 125 provides standards for distinguishing transfers of financial assets from transfers that are secured borrowings. The accounting and disclosure requirements of FAS 125 will become effective for FCB beginning January 1, 1997. Management is in the process of evaluating FAS 125, but does not anticipate that FAS 125 will have a material impact on FCB's financial statements.